UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

CUTERA INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

232109108
(CUSIP Number)

January 18, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	13G	Page 2 of 7 Pages

(l)	Names of Reporting Persons. RTW Investments, LP
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,817,585
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 1,817,585

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,585
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class Represented by Amount in Row (9) 9.11%*
(12)	Type of Reporting Person PN, OO, IA

*Percentage based upon 19,943,875 shares of the Company’s common stock outstanding as of August 5, 2023, according to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023.

CUSIP No. 232109108	13G	Page 3 of 7 Pages

(l)	Names of Reporting Persons. Roderick Wong
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
(3)	SEC Use Only
(4)	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	(5)	Sole Voting Power 0
	(6)	Shared Voting Power 1,817,585
	(7)	Sole Dispositive Power 0
	(8)	Shared Dispositive Power 1,817,585

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 1,817,585
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
(11)	Percent of Class Represented by Amount in Row (9) 9.11%*
(12)	Type of Reporting Person IN, HC

*Percentage based upon 19,943,875 shares of the Company’s common stock outstanding as of August 5, 2023, according to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023.

CUSIP No. 232109108	13G	Page 4 of 7 Pages

Explanatory Note.

This Schedule 13G operates as an amendment to the Schedule 13D filed by the Reporting Persons with respect to Cutera, Inc. on April 13, 2023. The Reporting Persons note that the Cooperation Agreement dated May 9, 2023, by and between Cutera, Inc., a Delaware corporation (the “Issuer”) and RTW Investments, LP, a Delaware limited partnership (“RTW Investments”) terminated according to its terms.

Item l(a). Name of Issuer:

Cutera, Inc.

Item l(b). Address of Issuer’s Principal Executive Offices:

3240 Bayshore Blvd., Brisbane, California 94005

Item 2(a). Names of Persons Filing:

RTW Investments, LP

Roderick Wong

Item 2(b). Principal Business Offices or, if None, Residence:

RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

Roderick Wong

c/o RTW Investments, LP

40 10th Avenue

Floor 7

New York, New York 10014

Item 2(c). Citizenship:

RTW Investments, LP is a Delaware limited partnership organized under the laws of the United States. Roderick Wong is a United States citizen.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 (the “Shares”).

Item 2(e). CUSIP Number:

232109108

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 232109108	13G	Page 5 of 7 Pages

Item 4. Ownership.

(a)	Amount beneficially owned:

1,817,585

(b)	Percent of class:

9.11%*

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

-

(ii)	Shared power to vote or to direct the vote:

1,817,585

(iii)	Sole power to dispose or to direct the disposition of:

-

(iv)	Shared power to dispose or to direct the disposition of:

1,817,585

*Percentage based upon 19,943,875 shares of the Company’s common stock outstanding as of August 5, 2023, according to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2023.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

This statement is filed by (i) RTW Investments, LP, a Delaware limited partnership, and the investment adviser to certain funds (the “RTW Funds”), with respect to the Shares directly held by the RTW Funds; and (ii) Roderick Wong, M.D., a United States citizen (“Dr. Wong”), the Managing Partner and Chief Investment Officer of RTW Investments, LP, with respect to the Shares directly held by the RTW Funds. Each of RTW Investments, LP and Dr. Wong (each a “Reporting Person” and together, the “Reporting Persons”) is filing this statement.

CUSIP No. 232109108	13G	Page 6 of 7 Pages

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-

CUSIP No. 232109108	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 19, 2024

RTW Investments, LP

By:	/s/ Roderick Wong
Roderick Wong, M.D. Managing Partner

/s/ Roderick Wong
Roderick Wong, M.D.

 The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).